UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of May 2006
Flamel Technologies S.A.
(Translation of registrant’s name into English)
Parc Club du Moulin à Vent
33 avenue du Dr. Georges Levy
69693 Vénissieux cedex France
(Address of principal executive offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION FILED WITH THIS REPORT
Document Index

99.1	Notice of a Combined Ordinary and Extraordinary General Meeting of Shareholders on June 12, 2006.

99.2	Draft Resolutions submitted to the Ordinary and Extraordinary General Shareholders’ Meeting to be held on June 12, 2006.

99.3	Management Report prepared by the Board of Directors and presented to the Annual Ordinary General Shareholders’ Meeting to be held on June 12, 2006.

99.4	Chairman’s Report on the Conditions of Preparation and Organization of the Board of Directors and on the Internal Control Procedures Implemented by the Company presented to the Ordinary General Shareholders’ Meeting to be held on June 12, 2006.

99.5	Board Report to be submitted to the Extraordinary Shareholders’ Meetings to be held on June 12, 2006.

99.6	Form of Proxy to Shareholders.

99.7	Form of Proxy to ADR Holders.

99.8	Document and Information Request Form.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Flamel Technologies S.A.

	By :	/s/ Stephen Willard

Dated: May 30, 2006	Name: Stephen Willard
Title: Chief Executive Officer

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